Exhibit 99.1

Mercurity Fintech Holding Inc. Officially Joins Russell Microcap® Index

New York, February 6, 2025 — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, today announced its inclusion in the FTSE Russell Microcap® Index, marking a significant milestone in the Company’s growth trajectory.

Inclusion in the Russell Microcap Index positions MFH among a select group of promising growth companies and enhances its visibility within the investment community. The Russell indexes are widely recognized as key benchmarks for investment managers and institutional investors, who rely on them for index funds and active investment strategies. As of the end of 2024, the Company has observed increased passive equity holdings from leading global financial institutions, including BlackRock, UBS Group AG, and Citigroup, which may be influenced, in part, by the Company’s inclusion in the Russell Microcap Index. The Company believes its inclusion in the Russell Microcap Index has positively impacted its shareholder structure and has contributed to increased recognition and credibility among institutional investors.

Shi Qiu, CEO of Mercurity Fintech Holding Inc., said, “This milestone reflects our tremendous growth and highlights the strength of our business as we continue to expand in AI hardware intelligent manufacturing and advanced liquid cooling solutions. Our inclusion in the Russell Microcap Index validates our strategic direction and underscores the value we’re creating in AI hardware manufacturing sector.”

Membership in the Russell Microcap Index, which remains in place for one year, is subject to annual or periodic reconstitution by FTSE Russell and depends on the Company meeting the requisite criteria at the time of such reconstitution. FTSE Russell determines membership for its Russell indexes primarily by objective, market-capitalization rankings, and style attributes.

“We are honored to be recognized alongside other promising companies in the Russell Microcap Index,” continued Qiu. “This achievement opens up new opportunities for visibility and investment, and we look forward to the continued journey ahead as we strive to innovate and deliver value to our shareholders.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech company with subsidiaries specializing in distributed computing and financial brokerage business .. In addition to our fintech operations, we are actively contributing to the evolution of AI hardware technology by providing secure, cutting-edge solutions in intelligent manufacturing and advanced liquid cooling systems. Our dedication to compliance, innovation, and operational excellence ensures that we remain a trusted partner in both the rapidly transforming digital financial landscape and the dynamic AI technology sector. For more information, please visit the Company’s website at https://mercurityfintech.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com